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               IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

                        IN AND FOR NEW CASTLE COUNTY


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JOSEPH LEONE, on behalf
of himself and all others
similarly situated,
                                             Civil Action No. 16778NC
                          Plaintiff,

         -against-

AQUILA GAS PIPELINE CORPORATION,
HARVEY J. PADEWAR, CHARLES K.
DEMPSTER, ROBERT K. GREEN,
GARY L. DOWNEY, ROBERT L. HOWELL,
JON L. MOSLE, JR., F. JOSEPH BECRAFT
and UTILICORP UNITED INC.,

                          Defendants.
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                                   COMPLAINT

     Plaintiff, by his attorneys, for his complaint against defendants, alleges upon personal knowledge with respect to paragraph 3, and upon information and belief as to all other allegations herein, as follows:

                              NATURE OF THE ACTION
     1. This is a stockholders' class action on behalf of the public stockholders of Aquila Gas Pipeline Corporation ("Aquila" or the "Company") for injunctive or other appropriate relief in connection with the proposed acquisition of the publicly owned shares of Aquila's common stock by its controlling shareholder, defendant Utilicorp United Inc. ("Utilicorp").

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     2.  The consideration that Utilicorp has offered to members of the class
(as defined below) in the proposed stock acquisition is unfair and inadequate because, among other things, the intrinsic value of Aquila's stock is materially in excess of the amount offered, giving due consideration to the Company's growth and anticipated operating results, net asset value and profitability.

                                  THE PARTIES

     3. Plaintiff has been the owner of the common stock of the Company since prior to the transaction herein complained of and continuously to date.

     4. Aquila is a corporation duly organized and existing under the laws of the State of Delaware.

     5. Defendant Utilicorp is a corporation duly organized and existing under the laws of the State of Delaware. Utilicorp controls approximately 82% of the outstanding common stock of Aquila.

     6. Defendant F. Joseph Becraft is President, Chief Executive Officer and a director of the Company.

     7. Defendants Harvey J. Padewar, Charles K. Dempster, Robert K. Green, Gary L. Downey, Robert L. Howell are directors of Aquila.

     8. The defendants named in paragraphs 6 and 7 are in a fiduciary relationship with plaintiff and the other public stockholders of Aquila and owe them the highest obligations of good faith and fair dealing.

     9. Defendant Utilicorp, by reason of its 82% ownership of Aquila's common stock, is in a fiduciary relationship with plaintiff and the other public


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stockholders of Aquila and owes them the highest obligations of good faith and fair dealing.

                            CLASS ACTION ALLEGATIONS

     10. Plaintiff brings this action on his own behalf and as a class action pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all Aquila stockholders (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

     11. This action is properly maintainable as a class action.

     12. The class of stockholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. There are approximately 29 million shares of Aquila common stock outstanding.

     13. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, INTER ALIA, the following:

         (a) whether defendants have breached their fiduciary and other common law duties owned by them to plaintiff and the members of the Class;

         (b) whether the transaction, hereinafter described, constitutes a breach of Utilicorp's duty to deal fairly with plaintiff and the other members of the Class; and


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         (c)  whether plaintiff and the other members of the Class will be damaged irreparably by the wrongs complained of.

     14. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff will fairly and adequately represent the Class.

     15. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

     16. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

                             SUBSTANTIVE ALLEGATIONS

     17. On November 12, 1998, it was announced that Utilicorp had offered to buy the approximately 18% of Aquila that it did not own for $8.00 per share.

     18. The consideration to be paid to Class members in the transaction is unfair and inadequate because, among other things, the intrinsic value of Aquila's common stock is materially in excess of the amount offered for those securities.

     19. The Individual Defendants and Utilicorp are engaged in unfair dealing to the detriment of the Class to whom they owe the highest fiduciary duties.


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     20. Utilicorp has breached its duty of loyalty to Aquila's public stockholders by using its control of Aquila to seek to force plaintiff and the Class to sell their equity interest in Aquila at an unfair price, and deprive Aquila's public shareholders of fair value to which they are entitled. The Individual Defendants have also breached the duties of loyalty and due care by not taking adequate measures to ensure that the interests of Aquila's public shareholders are properly protected from overreaching.

     21. The terms of the transaction are unfair to the Class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by Utilicorp by virtue of its control of Aquila and that possessed by Aquila's public shareholders. Utilicorp's intent is to take advantage of this disparity and to induce the Class to relinquish their shares in the acquisition at an unfair price on the basis of incomplete or inadequate information.

     22. Plaintiff has no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment as follows:

     A.  declaring this to be a proper class action;

     B. enjoining, preliminarily and permanently, the transaction complained of;

     C. to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court's final judgment, rescinding the same or awarding rescissory damages to the Class;


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     D.  directing that defendants account to plaintiff and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

     E. awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

     F. granting such other and further relief as the Court deems appropriate.


                                     ROSENTHAL, MONHAIT, GROSS
                                       & GODDESS, P.A.


                                     By: Illegible
                                        -------------------------------------
                                     Suite 1401, Mellon Bank Center
                                     P.O.Box 1070
                                     Wilmington, Delaware 19801
                                     (302) 656-4433
                                     Attorneys for Plaintiff

OF COUNSEL:

FARUQI & FARUQI, LLP
415 Madison Avenue
New York, New York 10017
(212) 986-1074



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